Mail Stop 4561

March 9, 2009

G. Richard Smith
Chief Executive Officer
Cytta Corp.
16857 E. Saguaro Blvd
Fountain Hills, Arizona 85268

> **Re:** **Cytta Corp.**
> **Form 8-K filed on February 23, 2009**
> **File No. 333-139699**

Dear Mr. Smith:

We have completed our review of your Form 8-K and have no further comments at this time on the specific issues raised.

Sincerely,

Stephen Krikorian
Accounting Branch Chief